June 28, 2010
VIA EDGAR AND FEDEX
H. Christopher Owings
Assistant Director
Mail Stop 3561
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Primo Water Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed June 4, 2010
File No. 333-165452
Dear Mr. Owings:
          On behalf of our client Primo Water Corporation (the “Company”), this letter is in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated June 21, 2010 addressed to the Company with respect to the above referenced filing. Simultaneously with the filing of this letter, the Company is submitting (by EDGAR) Amendment No. 3 to the Registration Statement (the “Amendment”), responding to the Staff’s comments. For your convenience of reference, we have included the Staff’s comments below in bold text with the Company’s corresponding responses to such comments.

H. Christopher Owings
June 28, 2010

General
1.	We note that after filing the initial registration statement for the initial public offering, you entered into an asset purchase agreement with Culligan and that the closing of the offering and the acquisition are now interdependent. We also note your disclosure that you believe that the issuance of the securities to Culligan in connection with the transaction will be exempt from registration by virtue of Section 4(2) of the Securities Act. Please supplementally tell us the facts relied upon to make the exemption available, including how and when the Culligan investors were solicited. For guidance, refer to Question 139.25 of the Division of Corporation Finance Compliance and Disclosure Interpretations (Securities Act Sections), which is available on our website at www.sec.gov.
Response: The Company has reviewed Question 139.25 of the Commission’s Securities Act Compliance and Disclosure Interpretations. As articulated in the Commission’s integration guidance in Securities Act Release No. 8828 (Aug. 3, 2007), the filing of the registration statement does not eliminate a company’s ability to conduct a concurrent private offering, whether it is commenced before or after the filing of the registration statement: “[I]t is our view that the determination as to whether the filing of the registration statement should be considered to be a general solicitation or general advertising that would affect the availability of the Section 4(2) exemption for such a concurrent unregistered offering should be based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption.”
Securities Act Release No. 8828 further provides some examples of the application of this principle: “[I]f the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside of the public offering effort, then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission. Similarly, if the company is able to solicit interest in a concurrent private placement by contacting prospective investors who (1) were not identified or contacted through the marketing of the public offering and (2) did not independently contact the issuer as a result of the general solicitation by means of the registration statement, then the private placement could be conducted in accordance with Section 4(2) while the registration statement for a separate public offering was pending.”
With respect to the Culligan transaction, the Company initially directly contacted Culligan International Company to communicate its interest in a potential transaction in August of 2009, several months prior to the filing of the registration statement. The Company thereafter, directly and through its advisor Wells Fargo Securities, continued to pursue negotiations with Culligan International Company regarding a potential transaction, which negotiations culminated in the execution of a definitive purchase agreement on June 1, 2010. Culligan International Company was not solicited by means of the registration statement and did not contact the Company as a result of a general solicitation by means of the registration statement.

H. Christopher Owings
June 28, 2010

Based on these facts and circumstances, the Company believes that the registration statement should not be considered to be a general solicitation or general advertising that would affect the availability of the Section 4(2) exemption for the Culligan transaction. Additionally, Culligan has represented that it is an “accredited investor” as defined under the Securities Act. Culligan has represented that it intends to acquire the securities for investment only and not with a view to the distribution thereof and that it either received adequate information about the registrant or had access to such information; appropriate legends will be affixed to the stock certificates issued in such transaction; and issuance of these securities will made without general solicitation or advertising. As such, the Company believes the Culligan transaction will meet all the criteria necessary to be exempt from registration by virtue of Section 4(2) of the Securities Act.
Prospectus Coverpage
2.	Please state that the closing of the offering and the Culligan Refill Acquisition are interdependent and that you are selling shares directly to Culligan in connection with the acquisition.
Response: The Company has revised the Prospectus Coverpage to state that the closing of the offering is a condition precedent to the closing of the Culligan Refill Acquisition and that it does not intend to close the offering unless it believes the Culligan Refill Acquisition will close promptly thereafter. Additionally, the Company has stated it will issue shares of its common stock directly to Culligan Store Solutions, LLC in connection with the Culligan Refill Acquisition.
Prospectus Summary, page 1
Our Business, page 1
3.	We note your response to comment four in our letter dated May 11, 2010. Please clarify in this section of the filing that third parties manufacture your bottles and water dispensers, and that your independent bottlers are responsible for the water purification and bottling process and use their own equipment to complete this process.
Response: The Company has revised its disclosure in the “Prospectus Summary” section to clarify that third parties manufacture its bottles and water dispensers, and that its independent bottlers are responsible for the water purification and bottling process and use their own equipment to complete this process. See pages 1 and 2.
4.	We have reviewed your response to comment six in our letter dated May 11, 2010. We will not object if you do not revise your disclosures within Results of Operations for this matter. However, we believe that your current disclosure on page one may suggest that your consumers purchase an average of 35 bottles of water annually from you. Please revise your disclosure to clarify this matter, such as clarifying that this 35 bottle average relates to purchases of bottled water by consumers from you and your competitors, along with refilling previously purchased bottles with tap water.
Response: The Company has revised its disclosure to clarify that it believes that water dispenser owners consume an average of 35 multi-gallon bottles of water a year and has separated this concept from the

H. Christopher Owings
June 28, 2010

description of the sanitization and reuse of its own three- and five-gallon water bottles. The Company believes that these revisions eliminate any suggestion that the yearly consumption figure relates to purchases of Primo bottled water. See pages 1, 63 and 67.
Culligan Refill Acquisition, page 2
5.	Please describe all the material terms of the Culligan asset purchase agreement, such as the working capital adjustment and material conditions and covenants. Also briefly describe the other material agreements relating to the transaction, such as the trademark license, transition services, dealer services, non-compete, supply, lock-up, registration rights, and employment agreements.
Response: The Company has revised its disclosure in the “Prospectus Summary” section to include a description of the Culligan asset purchase agreement and a page reference to the descriptions of the above-listed ancillary agreements included elsewhere in the document. The Company has also revised its description of the Culligan asset purchase agreement in the “Culligan Refill Acquisition Agreements” section to provide greater detail with regard to the working capital adjustment and material conditions and covenants provisions of the Culligan asset purchase agreement. See pages 3, 4 and 93.
6.	We note your disclosure that the closing of the offering and the Culligan Refill Acquisition are interdependent, as you will not consummate either unless you consummate both. Please revise as follows:
•	Disclose why you have structured the transactions to make the IPO and the acquisition interdependent.

•	Describe in greater detail the timing and structure of how you expect to consummate both transactions simultaneously. We note that one of the conditions to the closing of the acquisition is that the closing of the IPO shall have occurred. Therefore, it appears that the IPO could close without closing the acquisition.

•	Disclose any risks associated with this structure.
Response: The Company has revised its disclosure to explain that despite the fact the closing of the IPO could potentially occur without the closing of the acquisition, it is the intention of the Company to only consummate the IPO if it anticipates that the acquisition will close promptly thereafter. The revised disclosure also explains that the Company structured the transactions in this manner because the proceeds of the IPO are necessary to fund the cash portion of the purchase price and that the Company expects all other conditions precedent set forth in the asset purchase agreement to be met prior to the consummation of the IPO such that as soon as the IPO is consummated the acquisition will close. See pages 2 and 83. Additionally, the Company has updated its risk factors to address the risks associated with the closing of the IPO without the closing of the acquisition. See page 27.
The Offering — Use of Proceeds, page 8
7.	Please quantify how you intend to use the net proceeds from this offering for each purpose you describe.
Response: The Company acknowledges the Staff’s comment and respectfully submits that the requested information will be provided in a subsequent amendment to the Registration Statement. The Company

H. Christopher Owings
June 28, 2010

intends to file the subsequent amendment with sufficient time to permit the Staff to review the disclosure before the distribution of any preliminary prospectus.
Risk Factors, page 13
We may experience difficulties in integrating the Culligan Refill Business . . ., page 26
8.	Please delete the language in the last paragraph to eliminate the implication that you are not responsible for the accuracy or sufficiency of the information you include in your prospectus.
Response: The Company has revised its disclosure to eliminate the implication that it is not responsible for the accuracy or sufficiency of the information included in the prospectus. See page 28.
Capitalization, page 35
9.	The last bullet point in your description of pro forma capitalization indicates that the pro forma column includes the payment of the cash portion of the purchase price for the Culligan Refill Acquisition. However, based on your pro forma balance sheet on page 40, the pro forma column does not appear to include this cash payment. Furthermore, we believe that you should separately present the impact of the Culligan Refill Acquisition, putting all effects of the Culligan Refill Acquisition into the pro forma as adjusted column. Please revise your narrative description of the pro forma and pro forma as adjusted columns to clarify that payment of the cash portion of the purchase price for the Culligan Refill Acquisition is included in the pro forma as adjusted column.
Response: The Company has revised its disclosure to revise its narrative description of the pro forma and pro forma as adjusted columns to clarify that payment of the cash portion of the purchase price for the Culligan Refill Acquisition is included in the pro forma as adjusted column. See page 35.
Dilution, page 37
10.	Please revise your presentation of dilution to separately present the dilution that will result from this offering from the dilution expected to result from the subsequent probable acquisition of the Culligan Refill businesses.
Response: The Company has revised its disclosure to separately present, amounts to be completed with a future amendment, the dilution that will result from this offering from the dilution expected to result from the subsequent acquisition of the Culligan Refill business. See pages 37-38.
Unaudited Pro Forma Consolidated Financial Data, page 39
11.	We note that the closing of the Culligan Refill Acquisition is contingent upon certain conditions, including the successful completion of your initial public offering. As your initial public offering must close before the acquisition can occur, and other conditions must also be met before the acquisition can occur, we believe that you should clearly present the entity in which your investors will be buying common stock, in addition to presenting the

H. Christopher Owings
June 28, 2010

expected impact of the probable acquisition as required by Rule 11-01(a)(2) of Regulation S-X. Based on the above, please revise your pro forma financial statements to present columns similar to the following: Primo Water Corporation, Pro Forma Adjustments for the Conversion of Preferred Stock and This Offering, Pro Forma Immediately Following This Offering, Culligan Refill Business, Pro Forma Adjustments Relating to the Acquisition, Pro Forma Following the Acquisition.
Response: The Company has revised its disclosure to present the columns in its pro forma financial statements as follows: Primo Water Corporation, Pro Forma Adjustments for the Conversion of Preferred Stock and This Offering, Pro Forma Immediately Following This Offering, Culligan Refill Business, Pro Forma Adjustments Relating to the Acquisition, Pro Forma Following the Acquisition. See pages 41, 43 and 44.
Unaudited Pro Forma Consolidated Balance Sheet, page 40
12.	Please refer to the face of the pro forma balance sheet. Please explain to us why the Culligan Refill Business does not have any amounts classified as “Bottles, net.” If this reflects a substantive difference between the operations of the Culligan Refill Business and your operations, please explain this to us in more detail. Your response should also address whether there is a difference in the items that you and the Culligan Refill Business classify as “Inventories” and how the bottles that the Culligan Refill Business classifies as “Inventories” differ from the bottles that you classify as “Bottles, net.”
Response: As the Staff noted, the Culligan Refill Business financial statements do not include amounts classified as “Bottles, net” as are included in the Company’s financial statements. This difference is a result of the differences in the nature of the two operations and businesses. The Culligan Refill Business sells empty bottles, classified as “Inventories” in its financial statements, to retailers for consumers to purchase and use at Culligan vended water machines. The Culligan Refill Business does not accept returns of empty bottles. The “Bottles, net” in the Company’s financial statements refers to the containers used in the water exchange business, through which a consumer exchanges an empty bottle for a full bottle. These containers are depreciated to correspond with their economic life. Additionally, the Company notes that “Inventories” in the Company’s financial statements are primarily related to water dispensers, not bottles.
13.	The sum of your adjustments as explained in footnote (i) does not appear to equal the $63.3 million adjustment to additional paid-in capital reflected in your pro forma adjustment column. Please provide us with a reconciliation of these two amounts.
Response: The difference in the amounts in footnote (i) to the Unaudited Pro Forma Consolidated Balance Sheet as compared to the amounts in the actual pro forma tables is a result of rounding the amounts to millions. The detailed reconciliation below shows the rounding differences.

	$ in Thousands	Rounded in Millions
Net APIC value of Offering	$72,438.0	$72.40
Estimated Fees	(875.0)	(0.90)
Redemption of 40% of the Series B	(11,628.0)	(11.60)

H. Christopher Owings
June 28, 2010

Vesting of stock options upon IPO	338.0	0.30
Beneficial Conversion of Series B	2,938.9	2.90
Conversion of A, B and C	43.0	—

	$63,254.9	$63.1

14.	We have reviewed your response to comment two in our letter dated May 11, 2010, and we note your discussion of the conversion of 50% of the Series B preferred stock in footnote (i). We note that you estimated a beneficial conversion charge of $2.9 million in connection with the conversion of your Series B preferred stock and that this was estimated using the net carrying value of $0.86 per share as compared to the value of the conversion feature of $1.11 per share resulting in an approximate $0.25 per share beneficial conversion charge. Please provide us with the calculation of the beneficial conversion feature charge, explain each component of the calculation and discuss how each component was estimated or derived. To the extent that the beneficial conversion charge has changed upon final approval by your stockholders, provide this information for the final beneficial conversion charge.
Response: The beneficial conversion charge was estimated by the Company to be $0.25 per share based upon a net carrying value of $0.86 per share and an estimated conversion feature of $1.11 per share. The carrying amount per share was determined after giving effect to the fair value of the Series B warrants and the related Series B issuance costs. The conversion feature of $1.11 per share was estimated based upon the proposed 10% discount to the IPO price per share for the conversion. The following table provides the Company’s estimate of the beneficial conversion charge associated with conversion of 50% of the Series B preferred stock:

Series B preferred stock		$23,280,222
Less: Fair value of Series B warrants and related Series B issuance costs		$(3,291,179)
Net book value of the Series B preferred stock	A	$19,989,043
Number of Series B shares outstanding	B	23,280,222
Net book value per share	A/B = C	$0.859
Estimated conversion ratio	1/.90 = D	$1.111
Estimated beneficial conversion amount per share	D - A = E	$0.252
Shares to be converted	B x 50% = F	11,640,111
Total Beneficial Conversion Amount	F x E	$2,938,935
15.	We note your disclosures in footnote (k) regarding the Culligan Refill Business acquisition. We have the following comments:
•	We note that goodwill represents 70% of the purchase price. Tell us the interactive process that you and the seller went through in arriving at the purchase price. Please also explain to us how you determined the existence and fair value of items, other than goodwill, to which the purchase price was allocated. Lastly, please tell us and disclose the business rationale that led you to pay such a large premium over the fair value of the net assets acquired. Refer to ASC 805-10-50-2.

H. Christopher Owings
June 28, 2010

•	Please provide us with a detail of the identifiable other intangible assets and their useful lives. If not addressed in your response to the above bullet point, please tell us your methodology for valuing each identifiable other intangible asset.

•	Please refer to Section 2.3(d) of your asset purchase agreement. It appears that your acquisition agreement contractually obligates you for severance obligations to those employees to whom you do not make an offer of employment and, under limited circumstances, to those employees who do not accept your offer of employment. It also appears that you will determine these employees prior to the closing date. Please explain to us how you will account for this obligation and the specific accounting guidance upon which you are relying.
Response: Response: The Company acknowledges the Staff’s comment and respectfully submits the following information with respect to the Culligan acquisition:
•	The Company began negotiations with Culligan in August 2009 and continued negotiations through multiple meetings and the sharing of information until the signing of the Asset Purchase Agreement in June 2010. The Company engaged a financial advisor to assist in the negotiations and to provide its views on valuation and deal structure. The value of the business was based on many factors including the cash flow generation of the business, solid customer base, length of relationship with customers, quality of the customer base, as well as the ability to use the Culligan business as a platform for growing additional refill locations, which complement the Company’s water dispenser business. The book value of the Culligan business was significantly depreciated; however, the fixed assets and customer contracts continue to have an economic life as evidenced by the strong continued cash flow generation. The premium over book value is the result of the high cash flow generation and growth potential of the business and the relatively low book value. The Company determined the fair value based on a preliminary estimate made by an unrelated third party of the long term assets and the Company’s own estimate as to the value of working capital components. See page 42 for revisions to the Amendment in this regard.

•	The identifiable intangible assets consist of customer lists. The Company utilized an unrelated third party to estimate the fair value, based upon the historical results of the Culligan Refill Business. The Company has estimated the useful life of the customer list intangible to be 15 years. The useful life of 15 years was based upon Culligan’s greater than 15 year business history with several of its top 10 customers.

•	The Company acknowledges that the purchase agreement contains reference to severance obligations to employees who are not offered employment, or under limited circumstances, to employees who do not accept an offer of employment. While no offers for employment have been made to date, the accounting for the severance payments will be done in accordance with ASC 712 in the post-acquisition financial statements separately from the application of the acquisition method and will be charged as a period expense when incurred.
16.	We note in footnote (1) that you will expense $1.8 million in estimated transaction costs in connection with the acquisition of the Culligan Refill Business. Please tell us if this includes the $1.5 million discussed on page 151 regarding financial advisory services payable to Wells Fargo Securities, LLC. If the $1.8 million does not include the $1.5 million payable to Wells Fargo Securities, LLC, please tell us if this payment is reflected in your pro formas and why or why not.

H. Christopher Owings
June 28, 2010

Response: The Company notes the Staff’s comment and advises it that the $1.5 million payable to Wells Fargo Securities, LLC is included in the $1.8 million in estimated transaction costs to be expensed in connection with the acquisition of the Culligan Refill Business referenced in footnote (l).
Unaudited Pro Forma Consolidated Statement of Operations, page 42
17.	Please revise your pro forma consolidated statements of operations and related per share data to conform with the guidance in Rule 11-02(b)(5) and (b)(7) of Regulation S-X.
Response: The Company acknowledges the Staff’s comment and respectfully submits that the requested per share information will be provided in a subsequent amendment to the Registration Statement. The Company intends to file the subsequent amendment with sufficient time to permit the Staff to review the disclosure before the distribution of any preliminary prospectus. In addition, the Company has added additional disclosure on nonrecurring items. See page 44.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46
Results of Operations, page 47
18.	We note your response to comment five in our letter dated May 11, 2010. Similar to your response to us, please expand your disclosure in MD&A to explain the time delay regarding increases in retail locations as it correlates to increases in net sales. We believe this is beneficial information for an investor to have when evaluating your results of operations.
Response: The Company has revised its disclosure in MD&A to explain the time delay regarding increases in retail locations as it correlates to increases in net sales. See page 52.
Principal Stockholders, page 126
19.	Please identify in the footnotes to the table the natural persons who have voting and/or investment control over the securities held by Culligan International Company.
Response: The Company has revised its disclosure to identify in the footnotes to the table the natural persons who have voting and/or investment control over the securities held by Culligan International Company. See page 131.
Spin-Off of Prima Bottled Water, Inc. and Related Transactions, page 133
20.	We note your response to comment 14 in our letter dated May 11, 2010. Please include in your filing the information that is contained in your response.
Response: The Company has revised its disclosure in the section titled “Spin-Off of Prima Bottled Water, Inc. and Related Transactions” to include the information contained in its response to comment 14 in the Staff’s letter dated May 11, 2010. See pages 136-137.
21.	Based on your response to comment 15 in our letter dated May 11, 2010 it appears that the spinoff of Prima Bottled Water, Inc. did not meet all the requirements of Staff Legal

H. Christopher Owings
June 28, 2010

Bulletin No. 4 (September 16, 1997). Accordingly, please disclose that the spinoff may not have complied with Section 5 of the Securities Act. Also add risk factor disclosure under the Risk Factors section acknowledging that you and Prima may not have complied with Section 5 and identify the resulting potential liability to the company; for example, that the shareholders may have claims against the company and may be entitled to rescission rights or damages.
Response: For the reasons set forth in the Company’s responses to comment 35 in the Staff’s letter dated April 9, 2010 and to comment 15 in the Staff’s letter dated May 11, 2010, the Company continues to believe that the distribution of securities in connection with the spin-off of Prima Bottled Water, Inc. should not be considered a “sale” within the meaning of Section 2(3) of the Securities Act. However, even if such distribution were deemed to constitute a “sale” within the meaning of Section 2(3), the Company believes that the distribution would be a transaction exempt from registration pursuant to Section 4(2) of the Securities Act and Rule 506 promulgated thereunder.
The Company supplementally confirms that only the holders of its common stock and Series A and Series C preferred stock at the time of the spin-off received shares of Prima common stock. All of these stockholders have represented to the Company in writing in the past that they are “accredited investors” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act. All of these stockholders were informed about the spin-off and had the opportunity to ask questions and seek information regarding the spin-off, Prima and the shares of Prima common stock they received in the spin-off. Neither the Company nor Prima engaged in any general solicitation or general advertising with respect to the spin-off of shares of Prima common stock. The shares of Prima common stock are “restricted securities” and the certificates relating to the shares of Prima common stock bear restrictive legends as contemplated by Rule 502(d)(3) under the Securities Act. Finally, the bylaws of Prima provide for a right of first refusal in favor of Prima with respect to the shares that were distributed in the spin-off. There is no public market for Prima common stock, and no shares of Prima common stock have been transferred since the spin-off was effected December 31, 2009 other than one transfer by a stockholder between trusts and another transfer by one stockholder to family members. As a result of the foregoing, the Company believes that even if the distribution of shares of Prima common stock were deemed to constitute a “sale” within the meaning of Section 2(3) of the Securities Act, it would nonetheless be exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereunder.
Primo Water Corporation Annual Financial Statements, page F-2
Notes to Consolidated Financial Statements, page F-7
Note 1. Description of Business and Significant Accounting Policies, page F-7
Revenue Recognition, page F-7
22.	We have reviewed your response to comment 18 in our letter dated May 11, 2010 and have the following additional comments:
•	In response to the first bullet point of comment 18, you indicate that you believe the exchange discount is similar in nature to a discount or other cash consideration as defined in ASC 605-50-45-2 and therefore should be characterized as a reduction of

H. Christopher Owings
June 28, 2010

revenue. Please explain to us in reasonable detail how you considered the applicability of subparagraphs (a) and (b) to ASC 605-50-45-2. In this regard, it appears that the used water bottle is an identifiable benefit that you receive in exchange for your coupon, and we assume that since you buy new water bottles on a regular basis from your vendors, you could reasonably estimate the fair value of the used water bottle received.
•	Please expand your footnote disclosure to discuss the accounting for the coupons for free three-or five-gallon bottles of purified water issued with the sale of water dispensers. To the extent the amount is material, please consider disclosing the amount of the expense for all periods presented.
Response: The Company notes the Staff’s comment. In consideration of ASC 605-50-445-2 sub-paragraph (a) and (b) the Company would note that in connection with an exchange transaction, an identifiable benefit that would be separable from the transaction is not received. The empty bottle that is returned for an exchange ticket provides for the consumer to purchase a Primo-branded full bottle of water at the exchange price, a price that is less than if the consumer does not have an empty bottle to exchange. In addition, the exchange ticket cannot be redeemed for cash or anything other than qualifying for the exchange price on a Primo-branded full bottle of water. On occasion a consumer will return an empty bottle without purchasing a Primo-branded full bottle of water; however, such occurrences are infrequent and immaterial, individually and in the aggregate.
In regards to the accounting for coupons for free three- or five-gallon bottles of purified water with the purchase of a water dispenser, the amounts are not material for separate disclosure. However, the Company has expanded its disclosure on pages 60, F-8 and F-28 to note that the coupons and rebates include coupons for a free three- or five-gallon bottle of purified water with the purchase of a water dispenser.
Error Correction, page F-11
23.	We have reviewed your revisions in response to comment 16 in our letter dated May 11, 2010. Please revise to indicate that your correction of an error resulted in a restatement of your financial statements. As such, we would expect you to indicate on the face of your consolidated statements of operations that your earnings per share for 2008 have been restated. Please also ensure that your selected financial data and summary financial data indicate your earnings per share have been restated. Additionally, please tell us how your auditors considered referring to the restatement of your earnings per share within their audit opinion and dual-dating their report. If you do not believe this presentation is appropriate, please provide us with your analysis under ASC 250-10-50 to support your current presentation.
Response: The Company acknowledges the Staff’s comment and supplementally advises the Staff of the following factors the Company considered when addressing comment 16 from the Staff’s letter dated May 11, 2010.
The Company’s 2008 financial statements as originally issued were “private company” financial statements and, therefore, net loss attributable to common stockholders and the related earnings per share amounts were not a requirement for those financial statements to be in conformity with Accounting Principles Generally Accepted in the United States. The Company acknowledges its oversight of not including the beneficial conversion charge as a reconciling item from net loss to net loss attributable to

H. Christopher Owings
June 28, 2010

common stockholders for the year ended December 31, 2008 in its Form S-1 filed on March 12, 2010. To address comment 16 in the Staff’s letter dated May 11, 2010, the Company corrected the presentation of this amount in its Statement of Operations for the year ended December 31, 2008 and included the following in the notes to the financial statements:
Error Correction
In 2008, the Company originally reported net loss attributable to common shareholders of $21,673 or $1.43 per share. This amount did not include the non-cash beneficial conversion charge or deemed dividend of $17,548 on our Series C preferred stock that we recorded as a direct increase to additional paid-in capital and accumulated deficit. The impact of including the beneficial conversion charge reduces the net loss attributable to common shareholders to $39,221 or $2.59 per share. The change had no effect on the financial position at December 31, 2008, or the results of operations or net loss for the year ended December 31, 2008 as it was previously accounted for.
The Company reviewed ASC 250 -10-50 and notes the following excerpt from that guidance, which was considered by the Company in the response presented above:
Correction of an Error in Previously Issued Financial Statements
50-7   When financial statements are restated to correct an error, the entity shall disclose that its previously issued financial statements have been restated, along with a description of the nature of the error. The entity also shall disclose both of the following:
a. The effect of the correction on each financial statement line item and any per-share amounts affected for each prior period presented;
b. The cumulative effect of the change on retained earnings or other appropriate components of equity or net assets in the statement of financial position, as of the beginning of the earliest period presented.
50-8   When prior period adjustments are recorded, the resulting effects (both gross and net of applicable income tax) on the net income of prior periods shall be disclosed in the annual report for the year in which the adjustments are made and in interim reports issued during that year after the date of recording the adjustments.
The Company also reviewed SEC Staff Accounting Bulletins Topic 1 — Financial Statements, Section M — Materiality and notes the following excerpt from that guidance:
“Materiality concerns the significance of an item to users of a registrant’s financial statements. A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important. In its Concepts Statement 2, the FASB stated the essence of the concept of materiality as follows:
The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”
The Company acknowledges that the correction of this error had a significant quantitative impact on the reported net loss attributable to common stockholders for the year ended December 31, 2008; however, the Company notes that the correction of this error did not result in the recording of any journal entries as the beneficial conversion feature was appropriately recorded and presented in the Company’s balance sheet as of December 31, 2008 and the statement of stockholders’ equity for the year ended December 31, 2008, as originally reported, as well as disclosed in the related footnotes to the consolidated financial statements. Additionally, the change had no effect on the Company’s results of operation or net loss for the year ended December 31, 2008, as originally reported. This error correction did not result in a change in the trend of net loss attributable to common stockholders.
The Company also evaluated the following qualitative factors in its assessment of the materiality of this error correction:
•	The Selected Financial Data and Summary Financial Data included in the Form S-1 did not present earnings per share information, as these amounts will change due to the anticipated reverse stock split.

•	The Company has not yet utilized the Form S-1 as filed for marketing purposes.

H. Christopher Owings
June 28, 2010

•	The Company’s Form S-1, as initially filed on March 12, 2010, disclosed the nature and amount of the beneficial conversion charge in several places throughout the document.

•	The Company’s 2008 “private company” financial statements were distributed to investors and lenders during 2009 and the Company believes those financial statements included adequate disclosures regarding this item such that those investors and lenders could, and indeed did, make informed investment and lending decisions.

•	The Company believes that in light of the proposed acquisition of the Culligan Refill Business and its likely impact on the Company’s future operations and earnings potential, net loss attributable to common stockholders for the year ended December 31, 2008 will not be a significant factor for investors contemplating an investment during 2010 in the Company’s securities.

•	The Company believes that investors would not consider the improvement in net loss attributable to common stockholders from 2008 to 2009 due to the beneficial conversion charge in 2008 to be relevant to the Company’s future earnings ability.
Considering all of the factors above, the Company respectfully submits that its current disclosure of this error correction is adequate and appropriate in the circumstances.
The Company’s auditors have informed it that they did not object to the Company’s presentation of this error correction and they evaluated similar factors to the above regarding the need to revise their audit opinion and concluded such revision was not necessary.
Primo Water Corporation Interim Unaudited Consolidated Financial Statements, page F-26
Notes to Consolidated Financial Statements, page F-29
Note 10. Subsequent Events, page F-38
24.	We note here and throughout your document that your CEO, Mr. Prim, has agreed to personally guarantee your borrowing with respect to the overadvance line in an amount up to $3.0 million, and, as an inducement to Mr. Prim to guarantee the line, you will issue him $150,000 of restricted stock valued at the IPO price. The restricted stock will be issued within 30 days after your IPO and will vest in full on January 2, 2011. We further note that you believed this amount was appropriate and effectively represents a 2.5% commitment fee and a 2.5% draw down fee. Please address the following:
•	Please tell us how you will account for the issuance of restricted stock and how it will be accounted for in subsequent periods, if applicable. Tell your basis in GAAP for your accounting.

•	Please tell us the significance of the January 2, 2011 vesting date. In doing so, we note that the overadvance line is part of your current $10.0 million senior revolving credit facility that will replaced at the IPO with your new $40.0 million revolving credit facility. Tell us whether this overadvance line will survive the replacement of your current $10.0 million senior revolving credit facility and whether this correlates to the vesting date.

H. Christopher Owings
June 28, 2010

Response: As noted in the Amendment, the Company has agreed to issue restricted stock with a value of $150,000 to its CEO, Mr. Prim, in connection with his personal guarantee of the overadvance line to be made in connection with the amendment of the Company’s current $10.0 million senior revolving credit facility. The issuance of the restricted stock will be accounted for in accordance with ASC 820-10-05-3 as a debt issuance cost that will be amortized over the term of the $10.0 million senior revolving credit facility. The overadvance line which Mr. Prim has personally guaranteed and for which Mr. Prim will be issued $150,000 of restricted stock will not survive the replacement of the Company’s current $10.0 million senior revolving credit facility. The vesting date of the restricted stock to be issued to Mr. Prim does not correlate to the timing of the replacement of the Company’s current $10.0 million senior revolving credit facility, but rather was set for January 2, 2011 based on personal income tax considerations.
The Culligan Refill Business Annual Financial Statements, page F-39
Notes to Consolidated Financial Statements, page F-44
Note 1. The Group and a Summary of Significant Accounting Policies, page F-44
(e) Revenue Recognition, page F-44
25.	We note that you generate revenues, in part, by providing water treatment equipment, owned by you, to filter water for the retailer’s use within their store locations. We also note that you recognize revenue from this water treatment equipment based on the volume of water filtered as recorded by a meter on this equipment. Please provide us with your analysis of whether you are leasing this water treatment equipment to the retailer. Additionally, please tell us how you determined it was appropriate to group these transactions with the sale of bottled water and the sale of empty water bottles under Rule 5-03(b) of Regulation S-X.
Response: Water is filtered for both the vended water machines and the retailer’s use within their store locations through the same equipment. The equipment has separate lines that route the filtered water to the Culligan vended water machine or to lines constructed by the retailer for use within their store locations. Each line has its own meter. Revenues generated from the filtration of water used in the retailer’s store were approximately 8.3% and 8.7% of total revenues for 2009 and 2008, respectively.
In the evaluation of whether these arrangements are leases, Culligan considered the guidance in ASC 840, Leases. ASC 840-10-15-6, provides that an arrangement conveys the right to use property, plant, or equipment if the arrangement conveys to the purchaser the right to control the use of the underlying property, plant, or equipment. Culligan also considered paragraph B13 of EITF 01-8, where it is noted that arrangements that provide that the purchaser will take all or substantially all of the output from specific property, plant, or equipment may not convey the right to use the property, plant, or equipment if the purchaser is essentially paying for a product or service rather than paying for a right to use specific property, plant, or equipment. If the price that the purchaser will pay is contractually fixed per unit of output or at the current market price as of the time of delivery of the output, then the purchaser is paying for a product or service rather than paying for the right to use the property, plant, or equipment. In Culligan’s circumstances the purchaser does not have the right to control the use of the underlying equipment. The purchaser does not have the ability or the right to operate the equipment or direct others to operate the equipment. Culligan maintains the equipment exclusively and has the right to access the equipment on a routine or as needed basis. Further, the pricing in the arrangements does not expose the purchaser to some of the economic risks and rewards of the equipment producing the output. Culligan is paid a fixed price based on the number of units of water filtered by their equipment. The purchaser is paying for the filtration of the water and not for the right to use the equipment. As a result, Culligan does not believe they are leasing water treatment equipment to the retailer. Consequently, Culligan does not have income from rentals, which would be stated separately in accordance with Rule 5-03(b) of Regulation SX, rather, Culligan views the income from the filtration of the water for the retailer’s use within their store locations in the same manner as that generated from the filtration of water for vended water machines, which for both Culligan is paid a fixed price based on the number of units of filtered water.

H. Christopher Owings
June 28, 2010

26.	We note your discussion of ASU 2009-13 on page F-48. Please tell us whether you have any multiple-element arrangements, and if so, describe them to us in reasonable detail.
Response: Culligan does not have multiple-element arrangements with its customers. Culligan earns revenue through the filtration of water for vended water machines, for use by retail customers on a self-service basis, and for the retailer’s use within their store locations. Culligan’s arrangements with the retailers provide fixed pricing per unit of water filtered. Revenue is recognized at the time the water is filtered and dispensed by the vended water machines or by the separate lines constructed by the retailer for the retailers’ use within their store locations, as determined by the vended water machine meter or the equipment meter, respectively. Culligan makes available for sale to their retailers, empty refillable water bottles for the retailers’ sale to consumers to use in the dispensing of water from the vended water machines. The retailers are not obligated to purchase empty bottles from Culligan, and Culligan does not commit to pricing for the bottles in their arrangements with the retailers. When ordered by the retailer, empty bottles are sold at the then current price.
* * *

H. Christopher Owings
June 28, 2010

     We would very much appreciate receiving the Staff’s comments, if any, with respect to the Amendment as promptly as applicable. If it would expedite the review of the information provided herein, please do not hesitate to call me at (704) 331-7406 with any questions you may have regarding this letter.

Very truly yours,
/s/ Sean M. Jones

Sean M. Jones

cc:	Lilyanna L. Peyser, Attorney Advisor (Securities and Exchange Commission) (4 copies) Mark Castaneda (Primo Water Corporation) D. Scott Coward (K&L Gates LLP) Rachel W. Sheridan (Latham & Watkins LLP)